UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2012

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (File No. 333-167092) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Dated: November 20, 2012	By:	/s/ Robert Adams
		Name:	Robert Adams
		Title:	Senior Vice President Finance

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1	Underwriting Agreement Standard Provisions.

5.1

Opinion of Legal Counsel of Statoil ASA and Statoil Petroleum AS, as to the validity of the Debt Securities of Statoil ASA and the Guarantees of Statoil Petroleum AS, to be issued on November 21, 2012, as to certain matters of Norwegian law.

5.2

Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to Statoil ASA and Statoil Petroleum AS, as to the validity of the Debt Securities of Statoil ASA and the Guarantees of Statoil Petroleum AS, to be issued on November 21, 2012, as to certain matters of New York law.

5.3

Opinion of Legal Counsel of Statoil ASA and Statoil Petroleum AS, as to the validity of the Debt Securities of Statoil ASA and the Guarantees of Statoil Petroleum AS, to be issued on November 23, 2012, as to certain matters of Norwegian law.

5.4

Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to Statoil ASA and Statoil Petroleum AS, as to the validity of the Debt Securities of Statoil ASA and the Guarantees of Statoil Petroleum AS, to be issued on November 23, 2012, as to certain matters of New York law.